

January 26, 2015

Via E-mail

John H. Holcomb, III
Chairman and Chief Executive Officer
National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, AL 35209

> **Re:** **National Commerce Corporation**
> **Registration Statement on Form S-1**
> **Filed January 5, 2015**
> **File No. 333-201371**

Dear Mr. Holcomb:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note numerous spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. As examples only, we note that you have not disclosed the number of shares being offered, an estimated price range and that the tables in the "Capitalization" and "Dilution" sections contain numerous blanks. As far as practicable, fill in all blanks throughout the registration statement in your next amendment except for the specific information that you are allowed to omit. Also, confirm that you have not circulated copies of the registration statement and will not circulate such copies until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        William E. Matthews, V
        Timothy W. Gregg, Esq.